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Map data ©2022
Women-ownedMinority-ownedEmployee-owned
LaLa Gardens Cooperative

Community Center

3833 Starlite Drive
Fort Collins, CO 80524
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Investment Opportunity
Data Room
Discussion
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THE PITCH
LaLa Gardens Cooperative is seeking investment to steward a community-owned regenerative garden, community residence and learning center.
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THE LALA GARDENS COOPERATIVE ONE-ACRE SITE
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LaLa Gardens Cooperative is seeking financial contributions to a community loan to grow a community-owned regenerative living + learning center and natural farming garden that is a fractal of an ecosystem supporting regenerative development. The Cooperative gives visibility to the natural process of stewarding a regenerative place, implementing and catalyzing cultural shifts towards thrivability applicable at each time, place and condition.

You can also learn more about becoming a community owner, member and/or resident at lalagardens.coop.
This is a preview. It will become public when you start accepting investment.
LALA GARDENS COOPERATIVE INVESTOR DECK
THE TEAM
Christina Trout
Founder, Original Steward

Tina is the founder of LaLa Gardens, and stewarding it to become LaLa Gardens Cooperative. She had a long running farmers' market business in support of farmers with a local sourced food-line carried by over 300 retail shops and within a farmers' coop we formed. She grows food, and is a permaculture practitioner in things to do with the garden and social design. She is a Natural Farmer, practicing JADAM, a sophisticated system of reinoculation with indigenous micro organisms (IMO). She can dive deeply into observational based citizen science, having practiced to know within my own environments. She has made many things including wreaths, jewelry and art prints. She designs, hand-prints and sews clothing, selling them on the streets, in craft-fairs and later in stores. She is a published writer of creative non-fiction and poetry. She has learned principally it's through observation first that we come to know Nature's systems and laws, and that it is mimicking practice which brings us into direct relationship and able responsiveness. She has observed we are a part of nature and as natural systems within ourselves, operate to our full potential in balance with Nature. As Steward, she steps into her truest self, prepared for the work at hand. The work she was born to love. LinkedIn

Sydney Harvey Griffith
Cooperative Manager

Syd is a founder of Regen Garden, empowering artists, good causes, and collectors by aiding them in their collaborative creation and adoption of NFTs that drive change and build community. Syd is also the founder of Permatours, bringing actionable crews & future-focused communities together with hands-on-deck permaculture & sustainable construction-focused volunteer-driven support. She is a social-impact-oriented entrepreneur, community organizer, and event producer focused on equity, inclusion, and the regeneration of our planet. She is a net-weaver, passionate about bringing together catalysts for action, driven to use their gifts to serve humanity and the planet at large. LinkedIn

Leah Gibbons
Interim Board Director

Dr. Leah Gibbons is a cultural creative and regenerative catalyst supporting shifts to thrivability in individuals, communities, and beyond. Leah contributes expertise in regenerative development and design, community development, ecological design, sustainability, planning, integrated design, holistic health, coaching, consulting, education, spiritual practices, research, and science-practice and science-spirituality integration. Leah holds a PhD in Sustainability from Arizona State University; MS in Ecology and Evolutionary Biology from the University of Tennessee; BS in Biology and Anthropology from Vanderbilt University; and Certifications in Regenerative Development and Design, Ecological Design, Sustainable Community Design, Permaculture Design, Holistic Health, Integrative Nutrition, Coaching, Wetland Delineation, and Prescribed Burn. She is also trained in energy medicine, functional medicine, herbology, and consciousness medicine. Leah is the Director and Founder of Regenerative Living Institute (ReLI), a 501(c)3 working to create regenerative individuals, communities, cities, and regions through living-learning laboratories. She is also of Director and Founder of Koru Collaborative, a regenerative development, design, and consulting firm. She is also a spiritual facilitator and guide at Shamanic Church, a spiritual organization devoted to helping people connect deeply to their true nature as spiritual beings. LinkedIn

Neil Takemoto
Interim Board Director

Neil has a 30-year vocation in regenerative development. He is co-founder of Regen Living, a decentralized organization developing prototype regenerative buildings and neighborhoods (catalyst hubs), and global ecosystems that enable any neighborhood to co-create their own using their own currency. He is a steward of the Regen Civics Alliance, supporting 13 place-based pilot projects in regenerative development around the world. He is a member of the Burning Man Diversity Forum, developing a new standard of racial inclusion and catalyzing a global multicultural neighborhood for persons of color at Burning Man 2022. As co-founder of CSPM Group, he developed the practice of crowdsourced placemaking (CSPM) that integrates mutualistic community organizing with triple-bottom-line placemaking. This included onboarding 10,000 residents in the revitalization of several downtowns with developers, investors and municipalities. He is the founder of Collective Impact Lab, a crowdsourced placemaking news site featuring over 1700 entries dating back to 2003. In 1997 he founded the National Town Builders Association, the only business trade group of Smart Growth/New Urbanism real estate developers that thrives today. Prior to that, he founded a national nonprofit educational clearinghouse for the New Urbanism field. LinkedIn

Letty Prados
Board Advisor, Legal Counsel

Letty has a 15-year expertise in impact entrepreneurship and mission driven organizations. Initially as a founder, she led startups in the purpose-driven work and gamification verticals under global networks such as Explorer and The Founder Institute, where she also became a mentor. Her passion for technological development benefiting humanity led her to consult for the XPrize Foundation in the affordable housing roadmap, and for Bridge for Billions and other social innovation-led platform organizations within the Impact Hub brand internationally. She is now focused on ReFi, Token Engineering and blockchain applications for growing intentionally conscious communities and on the ground regenerative developments. Before that, she was a licensed lawyer in the Madrid Bar Association advising in corporate and labor law, and later a research consultant in a big media company in London, where she gained a MA in European and International Studies at King's College London. She also completed the first accredited executive programme in Cryptoassets and Blockchain from the London School of Economics. As a certified Yoga Teacher and avid traveler, she has explored many of the world's spiritual traditions both in practice and in ancient knowledge. LinkedIn

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
LALA GARDENS COOPERATIVE OVERVIEW
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An overview of the features of LaLa Gardens Cooperative

Q&A
How will people be paid back?

The financials of LaLa Gardens Cooperative are openly shared here: https://bit.ly/3vaum8f. It is projecting net income of $191,820 in year one from memberships, events and demonstrations, retreats and therapy, product sales and rent.

Is there ownership equity involved?

Financial investments come in one of two ways: $100 as a community owner to own one share, and any contribution as a community loan. It is not possible to own more equity than anyone else, that is how a cooperative is defined: one person = one equal ownership share.

What is the return on loan contributions, and when will it be returned?

Contributors can choose between 6%, 3% and 0%, with terms that vary from 3 months to indefinite or forgivable.

How will people be paid back?

The financials of LaLa Gardens Cooperative are openly shared here: https://bit.ly/3vaum8f. It is projecting net income of $191,820 in year one from memberships, events and demonstrations, retreats and therapy, product sales and rent.

Is there ownership equity involved?

Financial investments come in one of two ways: $100 as a community owner to own one share, and any contribution as a community loan. It is not possible to own more equity than anyone else, that is how a cooperative is defined: one person = one equal ownership share.

What is the return on loan contributions, and when will it be returned?

Contributors can choose between 6%, 3% and 0%, with terms that vary from 3 months to indefinite or forgivable.

How will people be paid back?

The financials of LaLa Gardens Cooperative are openly shared here: https://bit.ly/3vaum8f. It is projecting net income of $191,820 in year one from memberships, events and demonstrations, retreats and therapy, product sales and rent.

Is there ownership equity involved?

Financial investments come in one of two ways: $100 as a community owner to own one share, and any contribution as a community loan. It is not possible to own more equity than anyone else, that is how a cooperative is defined: one person = one equal ownership share.

What is the return on loan contributions, and when will it be returned?

Contributors can choose between 6%, 3% and 0%, with terms that vary from 3 months to indefinite or forgivable.

2014
Founding

Christina Trout founds LaLa Gardens.

MAY 18, 2022
Intention to become a cooperative

Tina of LaLa Gardens agrees to work with Regen Living DHO, to transition ownership from private to cooperative, develop a local currency, establish LaLa as an international model for regenerative development.

JUNE 28, 2022
LaLa Gardens files with State of Colorado to be a cooperative

LaLa Gardens Cooperative LCA PBC is filed as Limited Cooperative Association Public Benefit Corporation with the State of Colorado.

JUNE 28, 2022
Cooperative governance training grant

Tides Foundation grants $25,000 to Centre for Peaceful Solutions to train LaLa Gardens Steward Circle in regenerative governance and communications.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Downpayment on property purchase $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $611,738 $672,867 $751,037 $811,141 $877,255

Cost of Goods Sold $136,296 $149,915 $167,331 $180,722 $195,452

Gross Profit $475,442 $522,952 $583,706 $630,419 $681,803

EXPENSES

OpEx $283,622 $290,712 $297,979 $305,428 $313,063

Operating Profit $191,820 $232,240 $285,727 $324,991 $368,740

This information is provided by LaLa Gardens Cooperative. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

LaLa Gardens Cooperative Project Overview.pdf

LaLa Gardens Cooperative LCA PBC BYLAWS.pdf

Investment Round Status

$100,000

TARGET

$107,000

MAXIMUM

This investment round closes on October 5th, 2022. 0 people have invested so far.

Summary of Terms

Legal Business Name LaLa Gardens Cooperative LCA PBC

Minimum Investment Amount $100

Description of Securities

Key Terms:

Total Offering Amount: $107,000

Price Per Note: Face Value

Minimum investment amount: $100

Minimum Offering Amount: $100,000

La La Gardens Cooperative (the "Company") is offering to Investors an opportunity to purchase C-1 Notes ("Notes") at face value. The minimum investment amount per Investor is $100.00.

None of the Notes will be sold unless offers to purchase at least target offering amount identified in the Form C, together with the properly completed Investment Agreement are received by the close of the Offering . The securities sold are Notes payable in accordance with the Investment Agreement filed with the Form C.

The Notes are being offering at face value, i.e. an investment of $1,000 entitles the investor to a Note with a face amount of $1,000.

Upon completion of the Offering and issuance of the Note, each investor shall have the right to elect certain terms that will apply to their Note as follows:

Interest Rate: Each Investor may elect an annual interest rate of 0%, 3%, or 6%.

Maturity period: Each Investor may elect a "maturity period" defined as "the selected payback period of the loaned principal amount, ranging from 3 months, 6 months, 1 year, 2 year period or "forgivable" selected on the Company's site. The Maturity Period, will set the "Maturity Date" which is defined as "the effective date when the principal amount and the interest accrued become due to the Investor from the Company. If the debt is marked as "forgivable", the principal amount is contributed on philanthropic grounds and therefore not enforceable under the terms of the Agreement."

In essence, investors may elect the interest rate and duration of the Note, and alternatively may elect to have a "forgivable" loan, that is not expected to generate a return.

The loans are not secured by any asset of the Company and are not personally guaranteed by any owner, officer, director, or employee of the Company.

Financial Condition
No operating history

LaLa Gardens Cooperative was established in June, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the LaLa Gardens Cooperative's fundraising. However, LaLa Gardens Cooperative may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of LaLa Gardens Cooperative to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

LaLa Gardens Cooperative operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. LaLa Gardens Cooperative competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from LaLa Gardens Cooperative's core business or the inability to compete successfully against the with other competitors could negatively affect LaLa Gardens Cooperative's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in LaLa Gardens Cooperative's management or vote on and/or influence any managerial decisions regarding LaLa Gardens Cooperative. Furthermore, if the founders or other key personnel of LaLa Gardens Cooperative were to leave LaLa Gardens Cooperative or become unable to work, LaLa Gardens Cooperative (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which LaLa Gardens Cooperative and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, LaLa Gardens Cooperative is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

LaLa Gardens Cooperative might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If LaLa Gardens Cooperative is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt LaLa Gardens Cooperative

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect LaLa Gardens Cooperative's financial performance or ability to continue to operate. In the event LaLa Gardens Cooperative ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither LaLa Gardens Cooperative nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

LaLa Gardens Cooperative will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and LaLa Gardens Cooperative is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although LaLa Gardens Cooperative will carry some insurance, LaLa Gardens Cooperative may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, LaLa Gardens Cooperative could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect LaLa Gardens Cooperative's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of LaLa Gardens Cooperative's management will coincide: you both want LaLa Gardens Cooperative to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want LaLa Gardens Cooperative to act conservative to make sure they are best equipped to repay the Note obligations, while LaLa Gardens Cooperative might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If LaLa Gardens Cooperative needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with LaLa

Gardens Cooperative or management), which is responsible for monitoring LaLa Gardens Cooperative's compliance with the law. LaLa Gardens Cooperative will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if LaLa Gardens Cooperative is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if LaLa Gardens Cooperative fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of LaLa Gardens Cooperative, and the revenue of LaLa Gardens Cooperative can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of LaLa Gardens Cooperative to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by LaLa Gardens Cooperative. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

LaLa Gardens Cooperative isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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